Filed pursuant to General Instruction II.K
of Form F-9, File No. 333-179383

Amendment No. 1 to the Pricing Supplement dated April 19, 2012 to the Pricing Supplement dated April 10, 2012 to the

Short Form Prospectus dated February 13, 2012

Prospectus Supplement dated February 29, 2012 and Product Prospectus Supplement (Equity Linked Index Notes, Series A) dated April 4, 2012

The Bank of Nova Scotia

$29,179,000*

Participation Notes, Series A

Linked to the TOPIX

Due May 17, 2013

*This pricing supplement relates to a total of $29,179,000 principal amount of Participation Notes, Series A Linked to the TOPIX due May 17, 2013, which we call the “Notes.” Of this total, $1,887,000 principal amount of the offered Notes, which we call the “Reopened Notes,” is being initially offered on the date of this pricing supplement. The remaining $27,292,000 principal amount of the offered Notes, which we call the “Original Notes,” were issued on April 17, 2012, as described in the pricing supplement, dated April 10, 2012.

The notes do not bear interest. The amount that you will be paid on your notes at maturity is based on the performance of the TOPIX (“TOPIX”) (which we refer to as the reference asset) as measured from the trade date to and including the valuation date. As more fully described below, you could lose your entire investment in the notes if the index level decreases to zero. See “Additional Risks – Risk of Loss at Maturity” on page P-10 of this pricing supplement.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final level (determined on the valuation date, subject to adjustment) from the initial level of 819.75 (which is higher than the actual closing level on the Pricing Date of the Original Notes, which is 813.43), which we refer to as the percentage change. The percentage change may reflect a positive return (based on any increase in the level of the reference asset over the life of the notes) or a negative return (based on any decrease in the level of the reference asset over the life of the notes). At maturity, for each $1,000 principal amount of your notes:

•	you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the percentage change.

The amount you will be paid on your notes at maturity will not be affected by the closing level of the reference asset on any day other than the valuation date. The return on your notes is linked to the performance of the index on a one-to-one basis and therefore, you will lose 1% of each $1,000 principal amount of your notes for every 1% decline in the index level. In addition, the notes will not pay interest, and no other payments on your notes will be made prior to maturity. You could lose your entire investment in the notes.

The Notes offered hereunder are not insured by the Canada Deposit Insurance Corporation pursuant to the Canada Deposit Insurance Corporation Act, the United States Federal Deposit Insurance Corporation, or any other governmental agency of Canada, the United States or any other jurisdiction. The Notes are subject to investment risks including possible loss of the principal amount invested due to the negative performance of the reference asset and the credit risk of The Bank of Nova Scotia. As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

The return on your Notes will relate to the price return of the reference asset and will not include a total return or dividend component. The Notes are derivative products based on the performance of the reference asset. The Notes do not constitute a direct investment in any of the shares, units or other securities represented by the reference asset. By acquiring Notes, you will not have a direct economic or other interest in, claim or entitlement to, or any legal or beneficial ownership of any such share, unit or security and will not have any rights as a shareholder, unitholder or other security holder of any of the issuers including, without limitation, any voting rights or rights to receive dividends or other distributions.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”), THE ONTARIO SECURITIES COMMISSION (“OSC”) NOR ANY PROVINCIAL OR STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT, THE ACCOMPANYING PROSPECTUS, PROSPECTUS SUPPLEMENT OR PRODUCT PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Scotia Capital (USA) Inc., our affiliate, will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. Scotia Capital (USA) Inc. or any of its affiliates or agents may use this pricing supplement in market-making transactions in Notes after their initial sale. Unless we, Scotia Capital (USA) Inc. or another of its affiliates or agents selling such Notes to you informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-23 of this pricing supplement and “Supplemental Plan of Distribution” on page PS-28 of the accompanying product prospectus supplement.

	Per Original Note	Total	Per Reopened Note	Total
Price to public	100.90%	$27,537,628.00	100.15%	$1,889,830.50
Underwriting commissions[1]	0.25%	$68,230.00	0.25%	$4,717.50
Proceeds to The Bank of Nova Scotia[2]	100.65%	$27,469,398.00	99.90%	$1,885,113.00

Investment in the Notes involves certain risks. You should refer to “Additional Risks” beginning on page P-10 of this pricing supplement and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement.

We will deliver the Reopened Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on April 26, 2012 against payment in immediately available funds. The Original Notes were delivered in book-entry form through the facilities of DTC on April 17, 2012. The Reopened Notes and the Original Notes have the same CUSIP and ISIN numbers.

In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your Notes on trade date (“estimated value”) (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account credit spreads of the Bank) is, and the price you receive on your Notes may be, significantly less than the original issue price. The value or quoted price of your Notes at any time will reflect many factors and cannot be predicted. However, the price at which Goldman, Sachs & Co., as a potential dealer, would initially buy or sell Notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your Notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through July 10, 2012. See “Additional Risks—The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” on page P-11 of this pricing supplement.

The difference between the estimated value of your Notes and the original issue price reflects costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the trade date. The Bank’s profit in relation to the Notes will vary based on the difference between (i) the amounts received by the Bank in connection with the issuance and the reinvestment return received by the Bank in connection with those funds and (ii) the costs incurred by the Bank in connection with the issuance of the Notes and the hedging transactions it enters into with its affiliates or Goldman, Sachs & Co. The Bank’s affiliates and Goldman, Sachs & Co. will also realize a profit that will be based on the (i) cost of creating and maintaining the hedging transactions minus (ii) the payments received on the hedging transactions.

Scotia Capital (USA) Inc.	Goldman, Sachs & Co.

[1]

Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and as part of the distribution of the Notes may pay varying discounts and commissions of up to $2.50 per $1,000 principal amount of Notes in connection with the distribution of the Notes. Scotia Capital (USA) Inc. may also receive a structuring and development fee of up to $0.50 per $1,000 principal amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-23 of this pricing supplement.

[2]

Excludes profits from hedging. See second paragraph below this table. For additional considerations relating to hedging activities see “Additional Risks—The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” on page P-11 of this pricing supplement.

Summary

The information in this “Summary” section is qualified by the more detailed information set forth throughout this pricing supplement, the base prospectus, the prospectus supplement, and the product prospectus supplement, each filed with the SEC. In this pricing supplement, the term “Notes” means the Reopened Notes we are initially offering on the date of this pricing supplement and the Original Notes we issued on April 17, 2012, unless the context otherwise requires. See “Additional Terms of Your Notes” on page P-4 of this pricing supplement.

Issuer:	The Bank of Nova Scotia (“the Bank”)

Reference Asset:	The TOPIX (Bloomberg Ticker: TPX <Index>)

Minimum Investment and Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Principal Amount:	$1,000

Original Issue Price:	$1,009.00, which is 100.90% of the Principal Amount of each Original Note $1,001.50, which is 100.15% of the Principal Amount of each Reopened Note

Currency:	U.S. Dollars

Pricing Date:	April 10, 2012 (for the Original Notes) April 19, 2012 (for the Reopened Notes)

Trade Date:	April 10, 2012 (for the Original Notes) April 19, 2012 (for the Reopened Notes)

Original Issue Date:	April 17, 2012 (for the Original Notes) April 26, 2012 (for the Reopened Notes)

Maturity Date:	May 17, 2013, subject to adjustment as described in more detail in the accompanying the product prospectus supplement dated April 4, 2012

Principal at Risk:	You may lose up to 100% of your initial investment

Fees and Expenses:

Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and as part of the distribution of the Notes may pay varying discounts and commissions of up to $2.50 per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. Scotia Capital (USA) Inc. may also receive a structuring and development fee of up to $0.50 per $1,000 Principal Amount of Notes

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date. See “Additional Risks - The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” on page P-11 of this pricing supplement.

Payment at Maturity:	The Payment at Maturity will be based on the performance of the Reference Asset and will be calculated as follows:

Principal Amount + (Principal Amount x Percentage Change)

If the Percentage Change is negative you will suffer a loss on your initial investment in an amount equal to the negative Percentage Change. Accordingly, you could lose up to 100% of your initial investment.

Initial Level:	819.75 (which is higher than the actual closing level of the Reference Asset on the Pricing Date of the Original Notes, which is 813.43).

Final Level:

The final level of the Reference Asset will be determined based upon the closing level published on the Bloomberg page “TPX<Index>” or any successor page on Bloomberg or any successor service, as applicable, on the Valuation Date. In certain special circumstances, the final level will be determined by the Calculation Agent, in its discretion, and such determinations will, under certain circumstances, be confirmed by an independent calculation expert. See “General Terms of the Notes – Unavailability of the Level of the Reference Asset on a Valuation Date” and “General Terms of the Notes – Market Disruption Events” beginning on PS-16 and “Appointment of Independent Calculation Experts” on page PS-17, in the accompanying product prospectus supplement.

Percentage Change:

The Percentage Change, expressed as a percentage, with respect to the Payment at Maturity, is calculated as follows:

Final Level – Initial Level

Initial Level

For the avoidance of doubt, the Percentage Change may be a negative value

Valuation Date:

May 10, 2013

The Valuation Date could be delayed by the occurrence of a market disruption event. See “General Terms of the Notes—Market Disruption Events” beginning on page PS-17 in the accompanying product prospectus supplement.

CUSIP/ISIN:	CUSIP 064159205 / ISIN US0641592052

Form of Notes:	Book-entry

Type of Notes:	Participation Notes, Series A

Calculation Agent:	Scotia Capital Inc., an affiliate of the Bank

Status:

The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime.

Tax Redemption:

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay additional amounts with respect to the Notes. See “Tax Redemption” below.

Listing:	The Notes will not be listed on any securities exchange or quotation system

Use of Proceeds:	General corporate purposes

Clearance and Settlement:	Depository Trust Company

Terms Incorporated:

All of the terms appearing above the item captioned “Listing” on page P-4 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” beginning on page PS-12 in the accompanying product prospectus supplement, as modified by this pricing supplement

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE YOUR ENTIRE INVESTMENT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF THE BANK. IF THE BANK WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated February 13, 2012, as supplemented by the prospectus supplement dated February 29, 2012 and the product prospectus supplement (Equity Linked Index Notes, Series A) dated April 4, 2012, relating to our Senior Note Program, Series A, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes may vary from the terms described in the accompanying product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000009631):

Prospectus dated February 13, 2012:

http://sec.gov/Archives/edgar/data/9631/000119312512057287/d296062df9a.htm

Prospectus Supplement dated February 29, 2012:

http://sec.gov/Archives/edgar/data/9631/000119312512090175/d300613dsuppl.htm

Product Prospectus Supplement for Equity Linked Index Notes, Series A dated April 4, 2012:

http://sec.gov/Archives/edgar/data/9631/000119312512149817/d310079dsuppl.htm

The Bank of Nova Scotia has filed a registration statement (including a prospectus, a prospectus supplement, and a product prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, The Bank of Nova Scotia, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the product prospectus supplement if you so request by calling 1-416-866-3672.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

•	You fully understand the risks inherent in an investment in the Notes, including the risk of losing up to 100% of your initial investment.

•

You can bear a complete loss of your initial investment and are willing to make an investment that may have the same downside market risk as an investment in the Reference Asset or in the Reference Asset constituent stocks.

•	You believe the level of the Reference Asset will appreciate over the term of the Notes.

•	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Reference Asset.

•	You do not seek current income from your investment.

•	You are willing to hold the Notes to maturity, a term of 13 months, and accept that there may be little or no liquid market for the Notes.

•

You are willing to assume the credit risk of the Bank for all payments under the Notes, and understand that if the Bank defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

•	You do not fully understand the risks inherent in an investment in the Notes, including the risk of a complete loss of your initial investment.

•	You require an investment designed to guarantee a full return of principal at maturity.

•

You cannot bear a complete loss of your initial investment and are not willing to make an investment that may have the same downside market risk as an investment in the Reference Asset or in the Reference Asset constituent stocks.

•	You believe that the level of the Reference Asset will decline during the term of the Notes and the Final Level will likely decline below the Initial Level.

•	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Reference Asset.

•	You seek current income from your investment or prefer to receive dividends paid on the stocks included in the Reference Asset.

•	You are unwilling to hold the Notes to maturity, a term of 13 months, or you seek an investment for which there will be a liquid market.

•	You are not willing to assume the credit risk of the Bank for all payments under the Notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Additional Risks” beginning on page P-10 of this pricing supplement and the “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement for risks related to the Notes.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the default amount as described below.

Default Amount

The default amount for your Notes on any day (except as provided in the last sentence under “Default Quotation Period” below) will be an amount, in the specified currency for the principal of your Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your Notes, described below, the holder and/or the Bank may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due day as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two-business-day objection period have not ended before the determination date, then the default amount will equal the Principal Amount of your Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and that is, or whose securities are, rated either:

•	A-1 or higher by Standard & Poor’s Ratings Services, or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of the Debt Securities — Events of Default” beginning on page I-15 of the accompanying prospectus.

TAX REDEMPTION

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position, upon the giving of a notice as described below, if:

•

as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which a payment is due, additional amounts with respect to the Notes; or

•

on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, that such change, amendment or action is applied to the Notes by the taxing authority and that, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which a payment is due, additional amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the Principal Amount of the Notes to be redeemed.

Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

Other than as described above, the Notes are not redeemable prior to their maturity.

HYPOTHETICAL PAYMENTS ON THE NOTES

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Level, the Final Level or the level of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate Principal Amount of $1,000 and that no market disruption event occurs on the Valuation Date. Amounts below may have been rounded for ease of analysis.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 5%) = $1,000 + $50.00 = $1,050.00

On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,050.00, a 5.00% return on the Notes. The 5.00% return corresponds to a compound annual return of 4.6067% per annum.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is negative.

	Percentage Change:	-50%

	Payment at Maturity:	$1,000 + ($1,000 x -50%) = $1,000 - $500.00 = $500.00

On a $1,000 investment, a -50% Percentage Change results in a Payment at Maturity of $500.00, a -50% return on the Notes. The -50.00% return corresponds to a compound annual return of -47.2617% per annum.

Accordingly, if the Percentage Change is negative, meaning the Final Level is less than the Initial Level, the Bank will pay you less than the full Principal Amount, resulting in a loss on your investment that is equal to the negative Percentage Change. You may suffer a complete loss of your initial investment.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Bank. If the Bank were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

The following graph represents hypothetical returns only and is not indicative of actual results. The graph demonstrates the hypothetical return on the Notes at maturity for the set of Percentage Changes of the Reference Asset from -100.00% to 100.00% using the same assumptions as set forth above. Your investment may result in a complete loss of your principal at maturity.

ADDITIONAL RISKS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement.

In particular, you should read the following risk factors (only headings included) in the “Additional Risk Factors Specific to the Notes – General Risks Relating to the Notes” section of the accompanying product prospectus supplement: “The Notes May Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity”; “Owning the Notes Is Not the Same as Owning the Reference Asset or its Components or a Security Directly Linked to the Performance of the Reference Asset or its Components”; “There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses”; “The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors”; “Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes”; “The Amount to Be Paid at Maturity Will Not Be Affected by All Developments Relating to the Reference Asset”; “We Will Not Hold Any Asset Comprising the Reference Asset for Your Benefit”; “You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Asset”; “Trading and Other Transactions by the Bank or its Affiliates in the Reference Asset or Its Components, Futures, Options, Exchange-Traded Funds or Other Derivative Products May Adversely Affect the Market Value of the Notes”; “The Inclusion in the Purchase Price of the Notes of an Underwriting Commission and of Our Cost of Hedging Our Market Risk under the Notes is Likely to Adversely Affect the Market Value of the Notes”; “We Have No Affiliation with Any Index Sponsor and Will Not Be Responsible for Any Actions Taken by an Index Sponsor”; “The Business Activities of the Bank or its Affiliates May Create Conflicts of Interest”; “The Calculation Agent Can Postpone the Determination of the Final Level if a Market Disruption Event Occurs”; “There Are Potential Conflicts of Interest Between You and the Calculation Agent”; “The Historical Performance of the Reference Asset or its Components Should Not Be Taken as an Indication of Their Future Performance”; “U.S. Taxpayers Will be Required to Pay Taxes Each Year on Notes that Are Treated as Contingent Payment Debt Instruments and Notes that Are Issued with Original Issue Discount”; “Non-U.S. Investors May Be Subject to Certain Additional Risks”; “Employee Retirement Income Security Act and Considerations for Employee Benefit Plans”; “An Investment in the Notes May Be Subject to Risks Associated with Non-U.S. Securities Markets”; “The Return on the Notes Will Be Exposed to Fluctuations in Exchange Rates that Might Affect the Level of the Reference Asset and the Payment at Maturity” and “We Do Not Control Any Company Included in a Reference Asset and Are Not Responsible for Any Disclosure Made by Any Other Company.”

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying base prospectus, prospectus supplement and product prospectus supplement.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used By Goldman, Sachs & Co.) Is, and the Price You Receive on Your Notes May Be, Significantly Less than the Original Issue Price

The price at which Goldman, Sachs & Co. (as “Dealer” of the Notes) would initially buy or sell Notes (if Goldman, Sachs & Co. makes a market, which it is under no obligation to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your Notes derived from pricing models used by Goldman, Sachs & Co. The amount of the excess will decline on a straight line basis over the period from the date hereof through July 10, 2012. After July 10, 2012, the price at which Goldman, Sachs & Co. would buy or sell Notes (if Goldman, Sachs & Co. makes a market) will reflect the value determined by reference to the pricing models, plus the Dealer’s customary bid and asked spread.

The value or quoted price of your Notes at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the Notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including deterioration in the Bank’s creditworthiness or perceived creditworthiness whether measured by the Bank’s credit ratings or other credit measures. These changes may adversely affect the market price of your Notes, including the price you may receive for your Notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the Notes, it may receive income from the spreads between its bid and offer prices for the Notes, if any. The quoted price (and the value of your Notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price and may be higher or lower than the value of your Notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your Notes or otherwise values your Notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “The Price at Which the Notes may be Sold prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased”.

Furthermore, if you sell your Notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your Notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the Notes. See “The Notes Lack Liquidity”.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Scotia Capital (USA) Inc. or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Scotia Capital (USA) Inc. as a result of dealer discounts, mark-ups or other transaction costs.

Risk of Loss at Maturity

Any payment on the Notes at maturity depends on the Percentage Change of the Reference Asset. The Bank will only repay you the full Principal Amount of your Notes if the Percentage Change is positive. If the Percentage Change is negative, meaning the Final Level is less than the Initial Level, the Notes will participate on a one-for-one basis in any negative performance. Accordingly, you may lose your entire investment in the Notes.

The Percentage Change Applies Only at Maturity

You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Notes, and the return you realize may be less than the Percentage Change even if such return is positive. You can receive the full benefit of the Percentage Change only if you hold your Notes to maturity.

Determination of the Initial Level by the Calculation Agent May Adversely Impact the Return of Your Notes

The Initial Level of 819.75 was determined by the Calculation Agent on the Pricing Date of the Original Notes and is higher than the closing level of the Reference Asset on the Pricing Date of the Original Notes, which is 813.43. The Percentage Change is determined by comparing the Final Level to the Initial Level. As a result, any positive Percentage Change will be less than, and any negative Percentage Change will be greater than, the Percentage Change that would result if the Initial Level had been set to the closing level of the Reference Asset on the Pricing Date.

The Notes Differ from Conventional Debt Instruments

The Notes are not conventional notes or debt instruments. The Notes do not provide you with interest payments prior to maturity as a conventional fixed-rate or floating-rate debt security with the same maturity would. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank.

No Interest

You will not receive any interest payments on the Notes.

If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The amount you will be paid for your Notes at maturity will not be adjusted based on the issue price you pay for the Notes. If you purchase Notes at a price that differs from the Principal Amount of the Notes, then the return on your investment in such Notes held to maturity will differ from, and may be substantially less than, the return on Notes purchased at Principal Amount. If you purchase your Notes at a premium to Principal Amount and hold them to maturity the return on your investment in the Notes will be lower than it would have been had you purchased the Notes at Principal Amount or a discount to Principal Amount.

Your Investment is Subject to the Credit Risk of The Bank of Nova Scotia

The Notes are senior unsecured debt obligations of the Bank, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus, prospectus supplement and product prospectus supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Bank, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the Payment at Maturity, depends on the ability of the Bank to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the Bank may affect the market value of the Notes and, in the event the Bank were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes. If you sell the Notes prior to maturity, you may receive substantially less than the Principal Amount of your Notes.

The Notes are Subject to Market Risk

The return on the Notes is directly linked to the performance of the Reference Asset and indirectly linked to the value of the Reference Asset constituent stocks, and the extent to which the Percentage Change is positive or negative. The levels of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset constituent stocks, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions.

The Payment Amount Is Not Linked to the Level of the Reference Asset at Any Time Other Than the Valuation Date

The payment amount will be based on the Final Level (subject to adjustments as described). Therefore, for example, if the closing level of the Reference Asset declined substantially as of the Valuation Date compared to the Trade Date, the payment amount may be significantly less than it would otherwise have been had the payment amount been linked to the closing levels of the Reference Asset prior to the Valuation Date. Although the actual level of the Reference Asset at maturity or at other times during the term of the Notes may be higher than the Final Level, you will not benefit from the closing levels of the Reference Asset at any time other than the Valuation Date.

If the Levels of the Reference Asset or the Reference Asset Constituent Stocks Change, the Market Value of Your Notes May Not Change in the Same Manner

Your Notes may trade quite differently from the performance of the Reference Asset or the Reference Asset constituent stocks. Changes in the levels of the Reference Asset or the Reference Asset constituent stocks may not result in a comparable change in the market value of your Notes. We discuss some of the reasons for this disparity under “—The Price at Which the Notes may be Sold prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased”.

Holding the Notes is Not the Same as Holding the Reference Asset Constituent Stocks

Owning the Notes is not the same as owning the Reference Asset constituent stocks. As a holder of the Notes, you will not be entitled to the voting rights or rights to receive dividends or other distributions or other rights that holders of the Reference Asset constituent stocks would enjoy.

No Assurance that the Investment View Implicit in the Notes Will Be Successful

It is impossible to predict with certainty whether and the extent to which the level of the Reference Asset will rise or fall. There can be no assurance that the level of the Reference Asset will rise above the Initial Level. The Final Level may be influenced by complex and interrelated political, economic, financial and other factors that affect the Reference Asset constituent stocks.

You should be willing to accept the risks of the price performance of equity securities in general and the Reference Asset constituent stocks in particular, and the risk of losing some or all of your initial investment.

Furthermore, we cannot give you any assurance that the future performance of the Reference Asset or the Reference Asset constituent stocks will result in your receiving an amount greater than or equal to the Principal Amount of your Notes. Certain periods of historical performance of the Reference Asset or the Reference Asset constituent stocks would have resulted in you receiving less than the Principal Amount of your Notes if you had owned notes with terms similar to these Notes in the past. See “Information Regarding The Reference Asset” on page PS-18 of this pricing supplement for further information regarding the historical performance of the Reference Asset.

The Reference Asset Reflects Price Return Only and Not Total Return

The return on your Notes is based on the performance of the Reference Asset, which reflects the changes in the market prices of the Reference Asset constituent stocks. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the Reference Asset constituent stocks. The return on your Notes will not include “total return” feature or dividend component.

Past Performance is Not Indicative to Future Performance

The actual performance of the Reference Asset over the life of the Notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Reference Asset or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Reference Asset.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

We may decide to sell an additional aggregate Principal Amount of the Notes subsequent to the date of this pricing supplement. The issue price of the Notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The amount you will be paid for your Notes at maturity will not be adjusted based on the issue price you pay for the Notes. If you purchase Notes at a price that differs from the Principal Amount of the Notes, then the return on your investment in such Notes held to maturity will differ from, and may be substantially less than, the return on Notes purchased at Principal Amount. If you purchase your Notes at a premium to Principal Amount and hold them to maturity the return on your investment in the Notes will be lower than it would have been had you purchased the Notes at Principal Amount or a discount to Principal Amount.

Changes Affecting the Reference Asset Could Have an Adverse Effect on the Value of the Notes

The policies of the Tokyo Stock Exchange, Inc., the sponsor of the Reference Asset (the “Sponsor”), concerning additions, deletions and substitutions of the Reference Asset constituent stocks and the manner in which the Sponsor takes account of certain changes affecting those Reference Asset constituent stocks may adversely affect the level of the Reference Asset. The policies of the Sponsor with respect to the calculation of the Reference Asset could also adversely affect the level of the Reference Asset. The Sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could have a material adverse effect on the value of the Notes.

The Bank Cannot Control Actions by the Sponsor and the Sponsor Has No Obligation to Consider Your Interests

The Bank and its affiliates are not affiliated with the Sponsor and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the Reference Asset. The Sponsor is not involved in the Notes offering in any way and has no obligation to consider your interest as an owner of the Notes in taking any actions that might negatively affect the market value of your Notes.

An Investment in the Notes Is Subject to Risks Associated with Japanese Securities Markets

The TOPIX tracks the value of certain Japanese equity securities. You should be aware that investments in securities linked to the value of Japanese equity securities involve particular risks. The Japanese securities markets may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect Japanese markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the Japanese securities markets, as well as cross-shareholdings in Japanese companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about Japanese companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and Japanese companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in Japan are subject to political, economic, financial and social factors that apply in Japan. These factors, which could negatively affect the Japanese securities markets, include the possibility of recent or future changes in the Japanese government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to Japanese companies or investments in Japanese equity securities and the possibility of fluctuations in the rate of exchange between the Japanese yen and the U.S. dollar, the possibility of outbreaks of hostility and political instability and the possibility of natural disasters or adverse public health developments in Japan or Asia. Securities prices in Japan may also decrease if the Japanese economy does not successfully recover from the effects of the March 2011 earthquake in northern Japan and resulting tsunami. Moreover, the Japanese economy may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Notes are Subject to Currency Exchange Rate Risk

The TOPIX invests in securities that are traded and quoted in foreign currencies on non-U.S. markets. Therefore, holders of the Notes will be exposed to currency exchange rate risk with respect to the currencies in which such securities trade. Although the stocks underlying the index are traded in Japanese yen and your notes are denominated in U.S. dollars, the amount payable on your notes at maturity will not be adjusted for changes in the U.S. dollar foreign currency exchange rates relating to the index stocks. The payment amount on the notes will be based solely upon the overall change in the level of the index during the life of your notes up to the valuation date. Changes in the U.S. dollar/Japanese yen exchange rate, however, may reflect changes in the Japanese or U.S. economies that, in turn, may affect the final index level. The values of the currencies of the countries in which the TOPIX may invest may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. An investor’s net exposure will depend on the extent to which the relevant non-U.S. currencies strengthen or weaken against the U.S. dollar and the relative weight of each non-U.S. security in the portfolio of the TOPIX. If, taking into account such weighting, the U.S. dollar strengthens against the relevant non-U.S. currencies, the value of securities in which the TOPIX invests will be adversely affected and the value of the Notes may decrease.

The Notes are Subject to Non-U.S. Securities Market Risk

The Reference Asset constituent stocks that comprise the TOPIX are issued by non-U.S. companies in non-U.S. securities markets. An investment in securities linked directly or indirectly to the value of securities issued by non-U.S. companies involves particular risks. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange. All of these factors could have a material adverse effect on the value of the Notes.

The Price at Which the Notes may be Sold prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the Reference Asset over the full term of the Note, (ii) volatility of the level of the Reference Asset and the market’s perception of future volatility of the level of the Reference Asset, (iii) changes in interest rates generally, (iv) any actual or anticipated changes in our credit ratings or credit spreads, and (v) time remaining to maturity.

Depending on the actual or anticipated level of the Reference Asset and other relevant factors, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.

The Notes Lack Liquidity

The Notes will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the Notes. Scotia Capital (USA) Inc. or the Dealer may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Scotia Capital (USA) Inc. or the Dealer is willing to purchase the Notes from you. If at any time Scotia Capital (USA) Inc. or the Dealer were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

Hedging Activities by the Bank and the Dealer May Negatively Impact Investors in the Notes and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes

The Bank or one or more of our respective affiliates and the Dealer or one or more of its affiliates has hedged or expects to hedge the obligations under the Notes by purchasing futures and/or other instruments linked to the Reference Asset. The Bank, the Dealer or one or more of our respective affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the Reference Asset or one or more of the Reference Asset constituent stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the Valuation Date.

The Bank or one or more of our respective affiliates and the Dealer or one or more of its affiliates may also enter into, adjust and unwind hedging transactions relating to other basket- or index-linked Notes whose returns are linked to changes in the level or price of the Reference Asset or the Reference Asset constituent stocks. Any of these hedging activities may adversely affect the level of the Reference Asset—directly or indirectly by affecting the price of the Reference Asset constituent stocks—and therefore the market value of the Notes and the amount you will receive, if any, on the Notes. In addition, you should expect that these transactions will cause the Bank, or our respective affiliates, or the Dealer, or its affiliates, or our respective clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the Notes. The Bank, or our respective affiliates, or the Dealer, or its affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the Notes, and may receive substantial returns with respect to these hedging activities while the value of the Notes may decline.

Market Activities by the Bank, Scotia Capital (USA) Inc. and by the Dealer for Our Own Account or for Our Clients Could Negatively Impact Investors in the Notes

The Bank, Scotia Capital (USA) Inc. and our respective affiliates and the Dealer and its affiliates provide a wide range of financial services to a substantial and diversified client base. As such, we each may act as an investor, investment banker, research provider, investment manager, investment advisor, market maker, trader, prime broker or lender. In those and other capacities, we, the Dealer and/or our respective affiliates purchase, sell or hold a broad array of investments, actively trade securities (including the Notes or other securities that we have issued), the Reference Asset constituent stocks, derivatives, loans, credit default swaps, indices, baskets and other financial instruments and products for our own accounts or for the accounts of our customers, and we will have other direct or indirect interests, in those securities and in other markets that may be not be consistent with your interests and may adversely affect the level of the Reference Asset and/or the value of the Notes. Any of these financial market activities may, individually or in the aggregate, have an adverse effect on the level of the Reference Asset and the market for your Notes, and you should expect that our interests and those of the Dealer and/or its affiliates, or our respective clients or counterparties, will at times be adverse to those of investors in the Notes.

The Bank, Scotia Capital (USA) Inc. and our respective affiliates and the Dealer and its affiliates regularly offer a wide array of securities, financial instruments and other products into the marketplace, including existing or new products that are similar to the Notes or other securities that we may issue, the Reference Asset constituent stocks or other securities or instruments similar to or linked to the foregoing. Investors in the Notes should expect that the Bank and our respective affiliates and the Dealer and its affiliates will offer securities, financial instruments, and other products that may compete with the Notes for liquidity or otherwise.

The Bank, Scotia Capital (USA) Inc. and Our Respective Affiliates and the Dealer and Its Affiliates Regularly Provide Services to, or Otherwise Have Business Relationships with, a Broad Client Base, Which Has Included and May Include Us and the Issuers of the Reference Asset Constituent Stocks

The Bank, Scotia Capital (USA) Inc. and our respective affiliates and the Dealer and its affiliates regularly provide financial advisory, investment advisory and transactional services to a substantial and diversified client base. You should assume that we or they will, at present or in the future, provide such services or otherwise engage in transactions with, among others, us and the issuers of the Reference Asset constituent stocks, or transact in securities or instruments or with parties that are directly or indirectly related to these entities. These services could include making loans to or equity investments in those companies, providing financial advisory or other investment banking services, or issuing research reports. You should expect that the Bank, and our respective affiliates and the Dealer and its affiliates, in providing these services, engaging in such transactions, or acting for our own accounts, may take actions that have direct or indirect effects on the Notes or other securities that we may issue, the Reference Asset constituent stocks or other securities or instruments similar to or linked to the foregoing, and that such actions could be adverse to the interests of investors in the Notes. In addition, in connection with these activities, certain personnel within us, the Dealer or our respective affiliates may have access to confidential material non-public information about these parties that would not be disclosed to investors in the Notes.

Other Investors in the Notes May Not Have the Same Interests as You

The interests of other investors may, in some circumstances, be adverse to your interests. Other investors may make requests or recommendations to us or the Dealer regarding the establishment of transactions on terms that are adverse to your interests, and investors in the Notes are not required to take into account the interests of any other investor in exercising remedies, voting or other rights in their capacity as Noteholders. Further, other investors may enter into market transactions with respect to the Notes, assets that are the same or similar to the Notes, assets referenced by the Notes (such as stocks or stock indices) or other similar assets or securities which may adversely impact the market for or value of your Notes. For example, an investor could take a short position (directly or indirectly through derivative transactions) in respect of securities similar to your Notes or in respect of the Reference Asset.

The Calculation Agent Can Postpone the Valuation Date for the Notes if a Market Disruption Event or a Non-Trading Day with Respect to the Reference Asset Occurs

If the Calculation Agent determines, in its sole discretion, that, on a day that would otherwise be the Valuation Date, a market disruption event with respect to the Reference Asset has occurred or is continuing or if such date is not a trading day for the Reference Asset, the Valuation Date will be postponed until the first following trading day on which no market disruption event occurs or is continuing, although the Valuation Date will not be postponed by more than seven scheduled trading days. Moreover, if the Valuation Date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the Valuation Date, and the Calculation Agent will determine the applicable Final Level that must be used to determine the Payment at Maturity. Under certain circumstances, the determinations of the Calculation Agent will be confirmed by an independent expert. See “General Terms of the Notes – Unavailability of the Level of the Reference Asset on a Valuation Date” and “General Terms of the Notes – Market Disruption Events” beginning on PS-16 and “Appointment of Independent Calculation Experts” on page PS-17, in the accompanying product prospectus supplement.

There Is No Affiliation Between Any Constituent Stock Issuers or the Reference Asset Sponsor and Us or the Dealer, and Neither We Nor the Dealer Is Responsible for Any Disclosure by Any of the Other Reference Asset Constituent Stock Issuers or the Reference Asset Sponsor

The Bank, Scotia Capital (USA) Inc., and our respective affiliates and the Dealer and its respective affiliates may currently, or from time to time in the future, engage in business with the issuers of the Reference Asset constituent stocks. Nevertheless, none of us, the Dealer, or our or its respective affiliates assumes any responsibility for the accuracy or the completeness of any information about the Reference Asset or any of the other Reference Asset constituent stocks. Before investing in the Notes you should make your own investigation into the Reference Asset and the issuers of the Reference Asset constituent stocks. See the section below entitled “Information Regarding the Reference Asset” on page P-17 of this pricing supplement for additional information about the Reference Asset.

Uncertain Tax Treatment

Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See Certain Canadian Income Tax Consequences and Certain U.S. Federal Income Tax Considerations beginning on page P-24.

Business of the Bank

For risk factors relating to the business of the Bank, you should consider the categories of risks (such as credit risk, market risk, liquidity risk, operational risk, reputational risk and environmental risk) identified and discussed in the Bank’s annual information form dated December 2, 2011 for the year ended October 31, 2011 (the “AIF”) and the Bank’s management’s discussion and analysis of financial condition and results of operations for the year ended October 31, 2011 (the “Annual MD&A”). Each of the AIF and the Annual MD&A is incorporated into the Base Shelf Prospectus.

INFORMATION REGARDING THE REFERENCE ASSET

We have derived all information regarding the Reference Asset contained in this pricing supplement, including, its make-up, method of calculation and changes in its components, from publicly available information. The Reference Asset, also known as the Tokyo Price Index, is a capitalization weighted index of all the domestic common stocks listed on the First Section of the Tokyo Stock Exchange (“TSE”). Domestic stocks admitted to the TSE are assigned either to the TSE First Section Index, the TSE Second Section Index or the TSE Mothers Index. Stocks listed in the First Section, which number approximately 1,700, are among the most actively traded stocks on the TSE. The Reference Asset is supplemented by the sub-basket components of the 33 industry sectors and was developed with a base index value of 100 as of January 4, 1968. The Index is calculated and published by TSE. Additional information about the Reference Asset is available on the following website: http://www.tse.or.jp/english/market/topix/index.html. We are not incorporating by reference the website or any material it includes in this pricing supplement.

Composition and Maintenance. The Reference Asset is composed of all domestic common stocks listed on the TSE First Section, excluding temporary issues and preferred stocks. Companies scheduled to be delisted or newly listed companies that are still in the waiting period are excluded from the Reference Asset. The Reference Asset has no constituent review. The number of constituents will change according to new listings and delistings.

Index Stock Weighting by Sector as of March 30, 2012

Percentage (%)*
Air Transportation	0.29%
Banks	9.59%
Chemicals	5.83%
Construction	2.39%
Electric Appliances	13.80%
Electric Power and Gas	2.99%
Fishery, Agriculture and Forestry	0.10%

Foods	3.62%
Glass and Ceramics Products	1.12%
Information & Communication	6.05%
Insurance	2.42%
Iron and Steel	1.91%
Land Transportation	3.83%
Machinery	5.11%
Marine Transportation	0.42%
Metal Products	0.70%
Mining	0.74%
Nonferrous Metals	1.20%
Oil and Coal Products	0.83%
Other Financing Business	0.81%
Other Products	1.60%
Pharmaceutical	4.74%
Precision Instruments	1.43%
Pulp and Paper	0.37%
Real Estate	2.50%
Retail Trade	4.26%
Rubber Products	0.79%
Securities and Commodities Futures	1.20%
Services	1.87%
Textiles and Apparels	0.92%
Transportation Equipments	10.78%
Warehousing & Harbor Transportation Services	0.23%
Wholesale Trade	5.55%

* Sector designations are determined by the Index Sponsor using criteria it has selected or developed. Index Sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

** Information provided by the TSE. Percentages may not sum to 100% due to rounding.

Index Calculation. The Reference Asset is a free-float adjusted market capitalization-weighted index, which reflects movements in the market capitalization from a base market value of 100 set on the base date of January 4, 1968. The TSE calculates the Index multiplying the base point of 100 by the figure obtained from dividing the current free float adjusted market value by the base market value. The resulting value is not expressed in Japanese yen but presented in terms of points rounded to the nearest one hundredth. The formula for calculating the Index value can be expressed as follows:

Index value = Base point of 100 ×	Current free float adjusted market value
Base market value

The current free float adjusted market value is the sum of the products of the price and the number of free float adjusted shares for index calculation of each component stock.

The number of free float adjusted shares for index calculation is the number of listed shares multiplied by free-float weight. The number of listed shares for index calculation is determined by the TSE. The number of listed shares for index calculation normally coincides with that of listed shares. However, in the case of a stock split, the number of listed shares increases at the additional listing date which comes after such stock split becomes effective; on the other hand, the number of listed shares for index calculation increases at the ex-rights date.

Free-float weight is a weight of listed shares deemed to be available for trading in the market and is determined and calculated by the TSE for each listed company for index calculation. The free-float weight of one company may be different from that of any other company. Free-float weight is reviewed once a year in order to reflect the latest distribution of share ownership. The timing of the yearly free-float weight review is different according to the settlement terms of listed companies. In addition to the yearly review, extraordinary reviews are conducted in the following cases: allocation of new shares to a third party, strategic exercise of preferred shares or equity warrants, company spin-off, merger, stock-swap, take-over bid and other events that the TSE judges as appropriate reasons to review.

In the event of any increase or decrease in the current free-float adjusted market value due to reasons other than fluctuations in the TSE, such as public offerings or changes in the number of constituents in the TSE First Section, necessary adjustments are made by the TSE to the base market value in order to maintain the continuity of the Index. The TSE makes adjustments as follows:

	Event	Implementation of Adjustment (After Close of Trading)	Price Used for Adjustments
Addition	Company to be listed on the TSE First Section by initial public offering or via another stock exchange	One business day before the last business day of the next month of listing	Price on the adjustment date

Addition	Parent company established through stock- swap or similar transaction (including merger through establishing new company and company spin-off) to be promptly listed on the TSE First Section after the de-listing of the stocks in Index (the company will be included not in the Index, but in the New Series Index to which the de-listed company with the highest liquidity and the largest free-float adjusted market capitalization belonged)	One business day before the listing or one business day after the listing if the business day before is a holiday	“Kijun Nedan” (base price used to decide the daily price limit), or the price defined by the TSE

Addition	Transfer to the TSE First Section from the Second Section	One business day before the last business day of the next month of transfer (a free float weight of 0.00 is used from the transfer date to the adjustment date and thus the number of shares to be used for calculation will be 0.00 during such period)	Price on the adjustment date

Addition	Transfer to the TSE First Section from Mothers	One business day before the last business day of the next month of transfer (a free float weight of 0.00 is used from the transfer date to the adjustment date and thus the number of shares to be used for calculation will be 0.00 during such period)	Price on the adjustment date

Deletion	Company to be de-listed due to a stock-swap and the like while newly established companies promptly list its shares	One business day before listing of newly established company (Normally it is four business days after de-listing)	Price one business day before the de-listing date (the price used for adjustments is frozen after close of trading one business day before delisting, to the exclusion date for index calculation purpose)

Deletion	Company to be de-listed due to other reason than described above (merger and stock-swap with non-surviving company included in the Index)	One business day before delisting	Price on the adjustment date

Deletion	Transfer to the TSE Second Section from the TSE First Section	One business day before transfer	Price on the adjustment date

Deletion	Designation of securities to be delisted	Four business days after the designation of securities to be delisted (one business day after designation if the day of designation is a holiday)	Price on the adjustment date

No adjustments will be made to the base market value in the case of a stock split or reverse stock split.

Retroactive adjustments will not be made to revise the figures of the index that have already been calculated and disseminated even if issuing companies file amendments on previously released information.

If trading in a certain constituent is suspended, the TSE regards it as having no change in its share price for purposes of calculating the Index. In the event of unforeseen circumstances, or if the TSE decides it is impossible to use its existing methods to calculate the Index, the TSE may use an alternate method of index calculation as it deems valid.

License Agreement

We expect to enter into a license agreement with TSE, in exchange for a fee, whereby we will be permitted to use the index in connection with the sale of the notes. We are not affiliated with TSE; the only relationship between TSE and us is the licensing of the use of the index and trademarks relating to the index.

The notes are not sponsored, endorsed or promoted by TSE. No inference should be drawn from the information contained in this pricing supplement that TSE makes any representation or warranty, implied or express, to us, any holder of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes in particular or the ability of the TOPIX to track general stock market performance.

TSE determines, composes and calculates the index without regard to the notes. TSE has no obligation to take into account your interest, or that of anyone else having an interest, in the notes in determining, composing or calculating the index. TSE is not responsible for and has not participated in the determination of the terms, prices or amount of the notes and will not be responsible for or participate in any determination or calculation regarding the principal amount of the notes payable at the maturity date. TSE has no obligation or liability in connection with the administration, marketing or trading of the notes.

Neither us nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of the index or any successor index. TSE disclaims all responsibility for any errors or omissions in the calculation and dissemination of the index or the manner in which the index is applied in determining any initial index level or final index level or any amount payable upon maturity of the notes.

The level of the Reference Asset and the TOPIX trademarks are subject to the proprietary rights owned by the TSE and the TSE owns all rights and know-how relating to the index such as calculation, publication and use of the level of the Reference Asset and relating to the TOPIX trademarks. The TSE shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the level of the Reference Asset or to change the TOPIX trademarks or cease the use thereof. The TSE makes no warranty or representation whatsoever, either as to the results stemmed from the use of the level of the Reference Asset and the TOPIX trademarks or as to the figure at which the level of the Reference Asset stands on any particular day. The TSE gives no assurance regarding accuracy or completeness of the level of the Reference Asset and data contained therein. Further, the TSE shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the level of the Reference Asset. No notes are in any way sponsored, endorsed or promoted by the TSE. The TSE shall not bear any obligation to give an explanation of the notes or an advice on investments to any purchaser of the notes or to the public. The TSE neither selects specific stocks or groups thereof nor takes into account any needs of the issuing company or any purchaser of the notes, for calculation of the level of the Reference Asset. Including but not limited to the foregoing, the TSE shall not be responsible for any damage resulting from the issue and sale of the notes.

Historical Information

The following table sets forth the quarterly high and low closing levels for the Reference Asset, based on daily closing levels. The closing level of the Reference Asset on April 19, 2012 was 814.13. Past performance of the Reference Asset is not indicative of the future performance of the Reference Asset.

Quarterly High, Low and Closing Levels of the TOPIX

	High	Low	Last
2009
Quarter ended March 31	888.25	700.93	773.66
Quarter ended June 30	950.54	793.82	929.76
Quarter ended September 30	975.59	852.42	909.84
Quarter ended December 31	915.87	811.01	907.59

2010
Quarter ended March 31	979.58	881.57	978.81
Quarter ended June 30	998.9	841.42	841.42
Quarter ended September 30	870.73	804.67	829.51
Quarter ended December 31	908.01	803.12	898.8

2011
Quarter ended March 31	974.63	766.73	869.38
Quarter ended June 30	865.55	805.34	849.22
Quarter ended September 30	874.34	728.85	761.17
Quarter ended December 31	771.43	706.08	728.61

2012
Quarter ended March 31	872.42	725.24	854.35
Quarter ending June 30 (through April 19, 2012)	856.05	803.09	814.13

*

As of the date of this pricing supplement, available information for the second calendar quarter of 2012 includes data for the period from April 2, 2012 through April 19, 2012. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2012.

The graph below illustrates the performance of the Reference Asset from January 2, 2002 through April 19, 2012. In addition, below the graph is a table setting forth the year on year percentage gain or loss in the level of the Reference Asset. Past performance of the Reference Asset is not indicative of the future performance of the Reference Asset.

Start of Period	End of Period	Percentage Increase or Decrease
4/19/2002	4/19/2003	-26.60%
4/19/2003	4/19/2004	47.54%
4/19/2004	4/19/2005	-4.76%
4/19/2005	4/19/2006	55.08%
4/19/2006	4/19/2007	-2.31%
4/19/2007	4/19/2008	-21.99%
4/19/2008	4/19/2009	-36.29%
4/19/2009	4/19/2010	14.45%
4/19/2010	4/19/2011	-14.76%
4/19/2011	4/19/2012	-1.62%

We obtained the information regarding the historical performance of the Reference Asset in the tables and graph above from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Scotia Capital (USA) Inc. or one of our affiliates will purchase the Reopened Notes at the Principal Amount and, as part of the distribution of the Reopened Notes, will sell the Reopened Notes to Goldman, Sachs & Co. at a discount and commissions of $2.50 per $1,000 Principal Amount of Reopened Notes in connection with the distribution of the Reopened Notes. In accordance with the terms of a distributor accession letter, Goldman, Sachs & Co. has been appointed as a distribution agent under the distribution agreement and may purchase Reopened Notes from The Bank of Nova Scotia or its affiliates. Scotia Capital (USA) Inc. will also receive a structuring and development fee of up to $0.50 per $1,000 Principal Amount of Reopened Notes.

In addition, Scotia Capital (USA) Inc. or another of its affiliates or agents may use the product prospectus supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Reopened Notes. While Scotia Capital (USA) Inc. may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the sections titled “Supplemental Plan of Distribution” in the accompanying prospectus supplement and product prospectus supplement.

The price at which you purchase the Reopened Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Reopened Notes on the Issue Date.

We expect that delivery of the Reopened Notes will be made against payment therefor on April 26, 2012, the fifth business day following the date of pricing of the Reopened Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Reopened Notes on the date of pricing or the next business day will be required, by virtue of the fact that the Reopened Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Reopened Notes who wish to trade their Reopened Notes on the date of pricing or the next business day should consult their own advisor.

Conflicts of Interest

Each of Scotia Capital (USA) Inc., and Scotia Capital Inc. is an affiliate of the Bank and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither Scotia Capital (USA) Inc. nor Scotia Capital Inc. is permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Scotia Capital (USA) Inc., Goldman, Sachs & Co., and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Scotia Capital (USA) Inc., Goldman, Sachs & Co., and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Scotia Capital (USA) Inc., Goldman, Sachs & Co., and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank. Scotia Capital (USA) Inc., Goldman, Sachs & Co., and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

CERTAIN CANADIAN INCOME TAX CONSEQUENCES

See “Certain Income Tax Considerations” — “Certain Canadian Income Tax Considerations” at page S-22 of the Prospectus Supplement dated February 29, 2012.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. We intend to treat the Notes as pre-paid cash-settled derivative contracts, Pursuant to the terms of the Notes, you agree to treat the Notes in this manner for all U.S. federal income tax purposes. If your Notes are so treated , you should generally recognize capital gain or loss upon the sale, exchange or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

For a more detailed discussion of the United States federal income tax consequences with respect to your Notes, you should carefully consider the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement and the discussion set forth in “Certain United States Income Tax Considerations” of the accompanying prospectus supplement. In particular, U.S. holders (as defined in the prospectus supplement) should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders” in the product prospectus supplement and Non-U.S. Holders (as defined in the prospectus supplement) should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Non-U.S. Holders” in the product prospectus supplement. U.S. holders should also review the discussion under “—Medicare Tax”, “—Treasury Regulations Requiring Disclosure of Reportable Transactions”, “—Information With Respect to Foreign Financial Assets” and “—Information Reporting and Backup Withholding” under “Certain Income Tax Consequences—Certain United States Income Tax Considerations” in the prospectus supplement

Because other characterizations and treatments are possible the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully review the discussion set forth in “Alternative Treatments” in the product prospectus supplement for the possible tax consequences of different characterizations or treatment of your Notes for U.S. federal income tax purposes. It is possible, for example, that the Internal Revenue Service (“IRS”) might treat the Notes as a series of derivative contracts, each of which matures on the next rebalancing date of the underlying index, in which case you would be treated as disposing of the Notes on each rebalancing date in return for a new derivative contract that matures on the next rebalancing date, and you would recognize capital gain or loss on each rebalancing date.

The IRS has also issued a notice that may affect the taxation of the Notes. According to the notice, the IRS and the Treasury Department are actively considering whether the holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue ordinary income currently and this could be applied on a retroactive basis. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. We intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and the IRS determine that some other treatment is more appropriate.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF NOTES AND RECEIVING PAYMENTS UNDER THE NOTES.